Securities and Exchange Commission
September 21, 2010

Visual Management Systems, Inc.
1000 Industrial Way North, Suite C
Toms River, New Jersey  08755

October 13, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

Attention:                      Christy Adams

Re:           Visual Management Systems, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the quarter ended March 31, 2010
File No. 333-133936

Dear Ms. Adams:

 We received your comment letter dated August 30, 2010.  Please let this letter serve as the response of Visual Management Systems, Inc. (“the Company”) as per the Commission’s request regarding its comments on The Company’s Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the quarter ended March 31, 2010.

As a preface to this response, please note that the Company is now approximately sixty (60) days past due on its filing of its report on Form 10-Q for the quarter ending June 30, 2010.  As our General Counsel W. Geoffrey Martin communicated to you in a phone call on September 15, 2010, it is likely the company will be unable to make any further substantial reports to the SEC, and will therefore be forced to file a Form 15 to terminate its registration.  This letter is being sent based on your stated preference to receive a response regardless of that potential outcome, but due to the relevance to the comment letter of the company being unable to file further financial reports, it is a point which should be memorialized.

Regarding comment One (1):

The Company’s Chief Executive Officer and Chief Financial Officer’s evaluation of the Company’s disclosure controls did indeed take into account limitations in the Company’s accounting and general staffing, most notably the termination for financial reasons of several former employees with accounting related duties.  As a result of this loss of personnel from accounting roles the Chief Executive Officer and the Chief Financial Officer deemed that the Company possessed less than optimal oversight over disclosure controls in the general context of a public reporting company setting.  As part of the overall evaluation however, the responsible Company officers came to the conclusion that as a result of the dramatic decline in revenue and number of personnel, and the contraction of the Company’s physical footprint to essentially one transaction location and one small satellite location hosting only technical support, the remaining resources were ultimately adequate to ensure that disclosure controls were effective based on the

Securities and Exchange Commission
September 21, 2010

Company’s small size, and the fact that essentially all relevant transaction occurred under the direct supervision of the responsible Company officers.

Regarding comment Two (2):

Relevant to the preface comments included in this response, should the Company ultimately file any further reports on Form 10-Q or Form 10-K, including a report for the quarter ending June 30, 2010, the Company will  include additional disclosure as to the rights and privileges of all outstanding Company common and preferred equity securities, including all items detailed in your comments.  As per the instruction in your letter, the following is the additional disclosure requested.

Throughout 2009, the Company issued 500 (of 500 total authorized) shares of Series B Convertible Preferred Stock to accredited investors for an aggregate purchase price of $500,000. The Company received net proceeds of $429,188 as a result of the offering.

Each Series B convertible preferred share bears a stated value of $1,000, and is initially convertible into shares of the Company’s common stock at a rate of $0.005 per share.   With respect to distribution rights upon the liquidation of the Company, the Series B convertible preferred shares have a liquidation preference of $1,000 per share, rank senior to the Company’s common stock and are in parity with the Company’s Series A Convertible Preferred Stock. Series B convertible preferred shares have anti-dilution protective terms such that as long as any Series B share is outstanding, the issuance of any common stock or common stock equivalent with a price per share of less than $0.005, would result in the conversion price of the Series B preferred being lowered to that price per share.  Holders of Series B preferred shares have no voting rights and  are entitled to no dividends and come with no other special contract rights which were then in effect, or which may come into effect at a later date.  The Company has no right to redeem the Series B Convertible preferred shares and the holders of the Series B convertible preferred shares do not have the right to require the Company to redeem the shares.

As part of the offering placement agents received 14,583 shares of the Company’s common stock, and warrants to purchase 6,830,000 shares of the Company’s common stock at a range of exercise prices from $0.04 to $0.12, with those exercise prices determined by the then market of price of our common stock on the date of closing. As a result of the issuance the Company accrued a deemed dividend of approximately $500,000.

As a result of the transaction the conversion price of our Series A Convertible Preferred Stock was adjusted to $0.005 per share due to anti-dilution provisions applicable to the Series A convertible preferred shares which lower their conversion price when the Company issues common stock or common stock equivalents at a price per share lower than their then the Series A’s current conversion price.  With respect to distribution rights upon the liquidation of the Company, they have a liquidation preference of $2,500 per share, rank senior to the Company’s common stock and are in parity with the Company’s

Securities and Exchange Commission
September 21, 2010

Series B Convertible Preferred Stock.  Series A preferred shares have no voting rights, are entitled to no dividends and come with no other special contract rights which were then in effect, or which may come into effect at a later date.  The Company has no right to redeem the Series A Convertible preferred shares and the holders of the Series A convertible preferred shares do not have the right to require the Company to redeem the shares.

The holders of Common Stock are entitled to one vote per share.  The Company’s Certificate of Incorporation does not provide for cumulative voting.  The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds.  Upon liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company which are legally available for distribution, after payment of or provision for the liquidation preference of any outstanding shares of  Series A convertible preferred stock and Series B convertible preferred stock.  The holders of Common Stock have no preemptive, subscription, redemption or conversion rights..

If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (732) 281-1355.

Very truly yours,

VISUAL MANAGEMENT SYSTEMS, INC.

By:	/s/ Jason Gonzalez
Name: Jason Gonzalez
Title: Chief Executive Officer

cc:           Brad Muniz
Philip D. Forlenza, Esq.